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                              [TITAN LETTERHEAD]

                                                            Exhibit 99 (a) (10)

                                                     Contact: Kent W. Hackamack
                                                Titan Vice President of Finance
                                                                 (217) 221-4330
FOR IMMEDIATE RELEASE                                            March 25, 1997

               TITAN ANNOUNCES PRELIMINARY TENDER OFFER RESULTS

Quincy, IL - Titan Wheel International, Inc. (NYSE: TWI) today announced the preliminary results of its Dutch Auction tender offer which expired Monday, March 24, 1997, at 12:00 midnight New York City time. The Company commenced the tender offer on Tuesday, February 25, 1997, and announced its intention to purchase up to five million shares at a range of $12.50 to $15 per share. The Board of Directors believes the purchase of the shares at this time is consistent with Titan's long term goal to increase shareholder value.

The preliminary count by Harris Trust Company of New York, depository for the offer, indicated that 3,763,957 shares were tendered and not withdrawn at or below $15 per share. The number of shares tendered includes 1,977,706 shares tendered pursuant to guaranteed delivery. The Company expects to purchase all shares tendered at a price of $15 per share.

The shares expected to be purchased represent approximately 15 percent of the approximately 25.5 million shares of stock outstanding immediately prior to the offer. After purchasing the shares, Titan will have approximately 21.7 million shares of stock outstanding.

The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

Titan Wheel International, Inc., is a global supplier of mounted tire and wheel systems for off-highway equipment used in agriculture, construction, mining, military, recreation and grounds care. Titan has manufacturing and distribution facilities throughout the United States and Europe.









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